UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER 333-281116-01

FORM 12b-25

NOTIFICATION OF LATE FILING

(check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: June 30, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _______________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I – REGISTRANT INFORMATION

XCF GLOBAL CAPITAL, INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

2500 CityWest Blvd, Suite 150-138
Address of Principal Executive Office (Street and Number)

Houston, TX 77042
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

XCF Global Capital, Inc. (the “Company”) is not able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025 (the “Q2 2025 Form 10-Q”) within the prescribed time period without unreasonable effort or expense because the Company’s previous independent registered accounting firm, Turner, Stone & Company, L.L.P. resigned as the Company’s independent registered accounting firm on April 7, 2025. The Company has engaged a new independent registered public accounting firm, Grant Thornton LLP and is in the process of completing the special report on Form 10-K for the period ended December 31, 2024 and the Form 10-Q for the quarter ended March 31, 2025. As a result, the Company will not be able to file its Q2 2025 Form 10-Q on or before the prescribed due date of the Q2 2025 Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Simon Oxley	(346)	630-4724
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒

The Company has not yet filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The anticipated significant change in results of operations from the corresponding period for the last fiscal year relates to the following transaction:

On March 11, 2024, XCF Global Capital, Inc. (“XCF”) entered into a Business Combination Agreement with Focus Impact BH3 Acquisition Company (“Focus Impact”) and certain of Focus Impact’s subsidiaries. Focus Impact is a special purpose acquisition corporation focused on amplifying social impact through the pursuit of a merger or business combination with socially forward companies. Through a series of transactions (the “Business Combination”), XCF became a wholly owned subsidiary of Focus Impact BH3 Newco, Inc. (“NewCo”), NewCo was subsequently renamed XCF Global, Inc. and XCF Global, Inc. (the “New XCF”) became a new publicly traded company on NASDAQ (Nasdaq: SAFX).

At the closing of the Business Combination, NewCo issued an aggregate of 142,120,364 shares of New XCF Class A Common Stock to equity holders of XCF in exchange for their equity interests in XCF. Subsequent to the closing of the Business Combination, New XCF issued an additional 10,268 shares to account for final closing balances, bringing to the total issued aggregate shares in connection with the closing of the Business Combination to be 142,130,632 shares of New XCF Class A Common Stock. In addition, pursuant to certain non-redemption agreements between Focus Impact and certain Focus Impact stockholders (the “Non-Redeeming Stockholders”), the Non-Redeeming Stockholders received 389,359 shares of New XCF Class A Common Stock at the closing of the Business Combination. An aggregate of 1,200,000 shares of New XCF Class A Common Stock were also issued at the closing of the Business Combination to Polar Multi-Strategy Master Fund, pursuant to the terms of a subscription agreement, dated as of November 3, 2025 between Focus Impact and Polar Multi-Strategy Master Fund.

As of the closing of the Business Combination and after giving effect to the transactions comprising the Business Combination, New XCF had approximately 149.3 million shares of New XCF Class A Common Stock outstanding. On a fully diluted basis, calculated using the treasury stock method and assuming the net exercise of all warrants that are in-the-money based on the closing price of Focus Impact on June 6, 2025, the fully diluted share count is approximately 157.8 million shares. The fully diluted share count does not include any out-of-the-money warrants. This share count is provided solely for the purpose of estimating market capitalization and may differ from accounting treatment under GAAP or from other financial metrics used in our public filings.

Because of the complex nature of the transaction and the fact that the previous 2024 Special Report on Form 10-K and Q1 2025 Form 10-Q have not been filed for XCF, XCF is not able to make a reasonable estimate of the anticipated changes.

XCF GLOBAL CAPITAL, INC.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2025	By:	/s/ Simon Oxley
Simon Oxley
Chief Financial Officer